

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
BGC Financial, L.P.
December 31, 2025
With Report of Independent Registered Public Accounting Firm

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS FORM X-17A-5 PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING ____01/01/25____ AND ENDING ____12/31/25____
                                                  MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: BGC Financial, L.P.

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)
55 Water Street, 10th Floor

(No. and Street)

New York	New York	10004
(City)	(State)	(Zip Code)

N

PERSON TO CONTACT WITH REGARD TO THIS FILING

Jason Hauf	646-346-6869	Jason.Hauf@bgcg.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Ernst & Young LLP

(Name – if individual, state last, first, and middle name)

One Manhattan West, 401 9th Avenue	New York	New York	10001
(Address)	(City)	(State)	(Zip Code)

10/20/2003   42

(Date of Registration with PCAOB)(if applicable)   (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

AFFIRMATION

I, Jason Hauf, affirm that, to the best of my knowledge and belief, the accompanying consolidated statement of financial condition pertaining to BGC Financial, L.P. (the "Partnership"), as of December 31, 2025, is true and correct. I further affirm that neither the Partnership nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Jason W. Hauf
Chief Financial Officer

This filing contains (check all applicable boxes):

☑ Consolidated Statement of Financial Condition.

☑ Notes to Consolidated Statement of Financial Condition.

☐ Consolidated Statement of Operations.

☐ Consolidated Statement of Cash Flows.

☐ Consolidated Statement of Changes in Partners' Capital.

☐ Statement of Changes in Subordinated Borrowings.

☐ Notes to Consolidated Financial Statements.

☐ Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.

☐ Computation of tangible net worth under 17 CFR 240.18a-2.

☐ Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.

☐ Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.

☐ Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.

☐ Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.

☐ Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.

☐ Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.

☐ Summary of financial data for subsidiaries not consolidated in the statement of financial condition.

☑ Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.

☐ Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☑ Independent public accountant's report based on an examination of the statement of financial condition.

☐ Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.

☐ Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.

☐ Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).

☐ Other:

☐ A copy of the SIPC Supplemental Report.

☐ Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required by CFTC Regulation 1.16.



Ernst & Young LLP
One Manhattan West
New York, NY 10001

Tel: +1 212 773 3000
Fax: +1 212 773 6350
ey.com

**Shape the future
with confidence**

Report of Independent Registered Public Accounting Firm

To the Partners and Officers of BGC Financial, L.P.

Opinion on the Financial Statement

We have audited the accompanying consolidated statement of financial condition of BGC Financial, L.P. (the Partnership) as of December 31, 2025 and the related notes (the "consolidated financial statement"). In our opinion, the consolidated financial statement presents fairly, in all material respects, the financial position of the Partnership at December 31, 2025, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Partnership's management. Our responsibility is to express an opinion on the Partnership's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Partnership in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Ernst + Young LLP

We have served as the Partnership's auditor since 2008.

March 2, 2026


BGC Financial, L.P.
Consolidated Statement of Financial Condition
December 31, 2025
(In Thousands)


Assets

Cash and cash equivalents	$ 44,515
Cash segregated under federal and other regulations	10,900
Receivables from broker-dealers, clearing organizations, customers and related broker-dealers	93,863
Receivables from related parties	75,182
Accrued commissions receivable	61,530
Loans and other receivables from employees, net	8,737
Goodwill	1,821
Fixed assets, net	1,367
Other assets	9,516
Total assets	$ 307,431

Liabilities and Partners' Capital

Payables to broker-dealers, clearing organizations, customers and related broker-dealers	65,241
Payables to related parties	7,777
Accrued compensation	35,192
Accounts payable and accrued liabilities	6,452
Other liabilities	2,350
Total liabilities	117,012
Commitments and contingencies (Note 5)	
Partners' capital:	
Limited partner	188,515
General partner	1,904
Total partners' capital	190,419
Total liabilities and partners' capital	$ 307,431


See notes to Consolidated Statement of Financial Condition


1. General and Summary of Significant Accounting Policies

Description of Business – BGC Financial, L.P. ("BGCF" or the "Partnership") is a U.S. registered broker-dealer with the Securities Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA), an Independent Introducing Broker ("IB") registered with The National Futures Association ("NFA") and the Commodity Futures Trading Commission ("CFTC"), and a member of the Securities Investor Protection Corporation ("SIPC") with operations in New York and is organized under the laws of the state of New York. BGC Shoken Kaisha, Ltd. ("Shoken") is a wholly owned subsidiary of BGCF, a registered broker-dealer with operations in Tokyo, and is organized under the laws of the state of Delaware. The Consolidated Statement of Financial Condition includes BGCF and its wholly owned subsidiary Shoken (collectively the "Partnership"). All significant intercompany balances and transactions have been eliminated. The Partnership is owned by BGC Brokers US, L.P. (99%), the Limited Partner, and BGCF Holdings LLC (1%), the General Partner, both of which are indirectly owned subsidiaries of BGC Group, Inc. (collectively with their subsidiaries "BGC"), which is a subsidiary of Cantor Fitzgerald, L.P. (collectively with its affiliates "Cantor"). The Partnership is engaged in the inter-dealer brokering of various fixed income securities, repurchase agreements, credit derivatives, mortgage backed securities, equities and asset backed swaps.

Basis of Presentation – The Consolidated Statement of Financial Condition is prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Use of Estimates – Management makes estimates and assumptions that affect the reported amounts of the assets and liabilities, revenues and expenses, and the disclosure of contingent assets and liabilities. Management believes that the estimates utilized in preparing the Consolidated Statement of Financial Condition are reasonable. Estimates, by their nature, are based on judgment and available information. As such, actual results could differ materially from the estimates included in the Consolidated Statement of Financial Condition.

Cash and Cash Equivalents – The Partnership considers all highly liquid investments with maturity dates of 90 days or less at the date of acquisition that are not segregated under regulatory requirements to be cash equivalents.

Cash Segregated Under Federal and Other Regulations – Cash segregated under federal and other regulations are segregated for the protection of customers and for the proprietary accounts of brokers and dealers under the Commodity Exchange Act and Securities Exchange Act of 1934.

Receivables from and Payables to Broker-Dealers, Clearing Organizations, Customers and Related Broker-Dealers – Receivables from and Payables to broker-dealers, clearing organizations, customers and related broker-dealers represent principal transactions which have not settled, fails to deliver or receive balances, margin balances, cash deposits at clearing organizations to conduct ongoing clearing activities, cash due to and receivables from clearing brokers and customers, as well as dividend and other receivables and payables. Amounts related to regular-way unsettled trades are presented on a net basis. Pursuant to Accounting Standard Codification ("ASC") Topic 210, *Balance Sheet*, the Partnership presents certain Receivables

from and Payables to broker-dealers, clearing organizations, and customers on a net basis in the Consolidated Statement of Financial Condition.

Accrued Commissions Receivable – Accrued commissions receivable represent amounts due from brokers, dealers, banks and other financial and non-financial institutions for the execution of securities, foreign exchange and derivative agency transactions.

Loans and Other Receivables from Employees, Net – The Partnership may enter into agreements with employees to grant bonus and salary advances or other types of loans. These advances and loans are repayable in timeframes outlined in the underlying agreements. The Partnership amortizes the advance or loan over the required service period. The Partnership reviews loan balances each reporting period for collectability. If the Partnership determines that the collectability of a portion of the loan balances is not expected, the Partnership recognizes a reserve against the loan balances.

Fixed Assets, net – Fixed assets are recorded at historical cost and depreciated over their estimated economic useful lives, generally three to five years, using the straight-line method. Leasehold improvements are amortized over their estimated economic useful lives or the remaining lease term, whichever is shorter. The Partnership capitalizes qualifying computer software costs incurred during the application development stage and amortizes them over an estimated useful life of three years on a straight-line basis.

The Partnership has asset retirement obligations related to certain of its leasehold improvements, which it accounts for using the guidance in ASC 410, *Asset Retirement and Environmental Obligations*, which requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement cost is capitalized as part of the carrying amount of the long-lived asset. The liability is discounted and accretion expense is recognized using the credit-adjusted risk-free interest rate in effect when the liability was initially recognized. The liability of the Partnership's asset retirement obligation was $254 at December 31, 2025, which approximates fair value and is included in Accounts payable and accrued liabilities in the Partnership's Consolidated Statement of Financial Condition.

Goodwill – Goodwill is the excess of the purchase price over the fair value of identifiable net assets acquired in a business combination. Pursuant to ASC 350, *Intangibles – Goodwill and Other*, goodwill is not amortized, but instead is periodically tested for potential impairment. The Partnership reviews goodwill for potential impairment on an annual basis during the fourth quarter of each fiscal year or whenever an event occurs or circumstances change that could reduce the fair value of a reporting unit below its carrying amount. When reviewing goodwill for impairment, the Partnership first assesses qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount, including goodwill. There was no goodwill impairment or other changes in goodwill for the year ended December 31, 2025.

Leases – The Partnership enters into leasing arrangements in the ordinary course of business primarily as a lessee of office space, data centers and office equipment.

The Partnership determines whether an arrangement is a lease at inception. Right of use ("ROU") lease assets represent the Partnership's right to use an underlying asset for the lease term, and lease liabilities represent the Partnership's obligation to make lease payments arising from the lease. Other than for leases with an initial term of twelve months or less, operating lease

ROU assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term.

As most leases do not provide an implicit rate, the Partnership uses an incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments. The operating lease ROU asset also includes any lease payments made and excludes lease incentives. Lease terms may include options to extend or terminate the lease when it is reasonably certain that the Partnership will exercise that option. Lease expense pertaining to operating leases is recognized on a straight-line basis over the lease term. See Note 12 — Leases for additional information on the Partnership's leasing arrangements.

Income Taxes – Income taxes are accounted for under ASC 740*, Income Taxes,* using the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the Consolidated Statement of Financial Condition carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. To the extent that it is more likely than not that deferred tax assets will not be recognized, a valuation allowance would be established to offset their benefit.

ASC 740, *Income Taxes,* clarifies the accounting for income taxes by prescribing a "more likely than not" recognition threshold that a tax position is required to meet before being recognized in the Partnership's Consolidated Statement of Financial Condition. In addition, the guidance clarifies the measurement of uncertain tax positions, classification of interest and penalties, and requires additional disclosures on tax reserves.

BGCF is treated as a disregarded entity for U.S. tax purposes, as it is ultimately controlled by BGC Partners, L.P. ("BGCP"), which is owned indirectly by BGC. BGCP is an operating partnership, which is owned jointly by BGC and an affiliate of BGC and holds the U.S. Businesses of BGC. BGCP is taxed as a U.S. partnership, files federal, state and local partnership returns and is subject to entity level tax in various state and local jurisdictions. BGCF has not elected to push down and allocate current and deferred tax expense from BGCP. Shoken is treated as a corporation and is subject to tax in U.S. federal and Japan jurisdictions.

Equity-Based and Other Compensation – BGC provides compensation awards to certain employees of the Partnership in the form of restricted stock units ("RSUs") in BGC, and has previously provided compensation awards to certain employees of the Partnership in the form of RSU Tax Accounts, which are denominated in cash. Certain of the RSUs entitle the employees to participate in receiving quarterly dividend equivalents from BGC. The Partnership records an expense for dividend equivalents and for the amortization of the RSUs and RSU Tax Accounts ratably over their applicable vesting periods. BGC may also issue shares of BGC Class A common stock to certain employees as compensation awards, and the Partnership records an expense for the grant date fair value of the shares issued.

Segment Information – The Partnership currently operates in one reportable segment, brokerage services (see Note 13—Segment Reporting for more information).

Recently Adopted Accounting Pronouncements – In December 2023, the Financial Accounting Standards Board (the "FASB") issued an accounting standards update ("ASU") No. 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures. The standard improves the transparency of income tax disclosures by requiring consistent categories and greater disaggregation of information in the rate reconciliation and income taxes paid disaggregated by jurisdiction. The ASU also includes certain other amendments to improve the effectiveness of income tax disclosures. The Partnership adopted the standard on the required effective date for the Partnership's Consolidated Statement of Financial Condition issued for annual reporting periods beginning on January 1, 2025. Refer to Note 7—"Income Taxes." The adoption of this guidance did not have a material impact on the Partnership's Consolidated Statement of Financial Condition.

New Accounting Pronouncements – In October 2023, the FASB issued ASU No. 2023-06, *Disclosure Improvements—Codification Amendments in Response to the SEC's Disclosure Update and Simplification Initiative*. The standard is expected to clarify or improve disclosure and presentation requirements of a variety of Codification Topics, allow users to more easily compare entities subject to the SEC's existing disclosures with those entities that were not previously subject to the requirements, and align the requirements in the Codification with the SEC's regulations. The effective date for the guidance will be the date on which the SEC's removal of the related disclosure from Regulation S-X or Regulation S-K becomes effective. If by June 30, 2027 the SEC has not removed the applicable requirements from Regulation S-X or Regulation S-K, the pending content of the related amendment will be removed from the Codification and will not become effective for any entity. Management is currently evaluating the impact of the new standard on the Partnership's Consolidated Statement of Financial Condition.

In July 2025, the FASB issued ASU No. 2025-05, *Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets*. The standard, which is optional, addresses challenges faced by stakeholders when applying ASC 326, *Financial Instruments—Credit Losses*, to current accounts receivable and current contract assets arising from transactions accounted for under ASC 606, *Revenue from Contracts with Customers.* The amendments allow all entities to elect a practical expedient to assume that the current conditions as of the balance sheet date will remain unchanged for the remaining life of the asset when developing a reasonable and supportable forecast as part of estimating expected credit losses on these assets. The new guidance can be adopted by the Partnership beginning on January 1, 2026, using a prospective method, and early adoption is permitted. Management is currently evaluating the impact of the new standard on the Partnership's Consolidated Statement of Financial Condition.

In December 2025, the FASB issued ASU No. 2025-12, *Codification Improvements.* Codification Improvements. The guidance clarifies, corrects errors in or makes other improvements to a variety of topics in the Codification that are intended to make it easier to understand and apply. The amendments apply to all reporting entities in the scope of the affected accounting guidance. The new guidance will become effective for the Partnership beginning on January 1, 2027, can be adopted using either a prospective or retrospective method, and early adoption is permitted. Management is currently evaluating the impact of the new standard on the Partnership's Consolidated Statement of Financial Condition.

2. Receivables from and Payables to Broker-Dealers, Clearing Organizations, Customers and Related Broker-Dealers

At December 31, 2025, Receivables from and Payables to broker-dealers, clearing organizations, customers and related broker-dealers include:

	Receivables	Payables
Contract values of fails to deliver/receive	$ 56,427	$ 37,003
Clearing brokers and clearing organizations	31,459	439
Customers	3,205	21,279
Pending trades, net	—	2,344
Other receivables/payables from broker-dealers and related broker-dealers	2,772	4,176
Total	**$ 93,863**	**$ 65,241**

Receivables from and Payables to customers primarily represent open fails to deliver and fails to receive transactions, respectively. Substantially all open fails to deliver and fails to receive transactions as of December 31, 2025 have subsequently settled at the contracted amounts.

3. Fixed Assets, net

Fixed assets, net consisted of the following:

	December 31, 2025
Leasehold improvements and other fixed assets	$ 4,089
Computer and communications equipment	3,798
Software, including software development costs	1,169
	9,056
Less: accumulated depreciation and amortization	7,689
Fixed assets, net	$ 1,367

The net book value of capitalized computer software amounted to $34 at December 31, 2025.

4. Goodwill

The Partnership completed its annual goodwill impairment testing during the fourth quarter of 2025. See Note 1 — General and Summary of Significant Accounting Policies to the Partnership's Consolidated Statement of Financial Condition for additional information regarding its goodwill accounting policies.

5. Commitments and Contingencies

Legal Matters – In the ordinary course of business, various legal actions are brought and may be pending against the Partnership. The Partnership is also involved, from time to time, in other

reviews, investigations and proceedings by governmental and self-regulatory agencies (both formal and informal) regarding the Partnership's business. Any such actions may result in judgments, settlements, fines, penalties, injunctions or other relief. As of December 31, 2025, no such claims or actions have been brought against the Partnership and therefore no reserves were recognized.

From time to time, the Partnership and its affiliates are involved in litigation, claims and arbitrations, relating to various employment matters, including with respect to termination of employment, hiring of employees currently or previously employed by competitors, terms and conditions of employment and other matters. In light of the competitive nature of the brokerage industry, litigation, claims and arbitration between competitors regarding employee hiring are not uncommon.

Legal reserves are established in accordance with FASB guidance on ASC 450, *Contingencies*, when a material legal liability is both probable and reasonably estimable. Once established, reserves are adjusted when there is more information available or when an event occurs requiring a change. The outcome of such items cannot be determined with certainty.

6. Related Party Transactions

Cantor and other affiliates provide the Partnership with administrative services and other support for which they charge the Partnership based on the cost of providing such services. Such support includes allocations for utilization of fixed assets, accounting, treasury, operations, human resources, legal and technology services. For the year ended December 31, 2025, the Partnership was charged by Cantor and other affiliates for such services, and the unpaid balances are included in Payables to related parties in the Partnership's Consolidated Statement of Financial Condition. In addition, for the year ended December 31, 2025, the Partnership was charged for allocated rent, equipment, maintenance, and other occupancy related costs, and the unpaid balances are included in Payables to related parties in the Partnership's Consolidated Statement of Financial Condition.

The Partnership performed clearance and settlement services for affiliates. For the year ended December 31, 2025, the Partnership recorded fees for such services and the uncollected balances are included in Receivables from related parties in the Partnership's Consolidated Statement of Financial Condition.

For the year ended December 31, 2025, the Partnership was charged costs related to equity-based compensation awards to employees of the Partnership and the unpaid balances are included in Payables to related parties in the Partnership's Consolidated Statement of Financial Condition.

The Partnership may enter into agreements with employees to grant bonus and salary advances or other types of loans. As of December 31, 2025, the aggregate balance of employee receivables was $8,737 and is included in Loans and other receivables from employees, net in the Partnership's Consolidated Statement of Financial Condition.

An affiliate of the Partnership enters into various agreements with certain of its employees whereby these employees received loans which are forgiven over a specified period of time. The forgivable loans are recorded at historical value and are amortized over the term of the service period, which is generally three to four years. The Partnership is charged for the amortization or forgiveness expense associated with such loans. For the year ended December 31, 2025, the Partnership recognized costs related to amortization of such awards and the unpaid balances are

included in Payables to related parties in the Partnership's Consolidated Statement of Financial Condition.

The Partnership has a loan receivable from BGC in the amount of $55,592 which is included in Receivables from related parties in the Partnership's Consolidated Statement of Financial Condition. Interest is calculated daily at a rate of 185 basis points over the one-month term SOFR rate. For the year ended December 31, 2025, the Partnership earned interest from this receivable and the uncollected balances are included in Receivables from related parties in the Partnership's Consolidated Statement of Financial Condition.

During 2025, $18,000 due to BGC was settled by a deemed contribution to the Partnership through BGC's ownership interest in the Limited Partner and General Partner. In addition, during 2025, BGC contributed $14,500 of capital to the Partnership.

7. Income Taxes

As of December 31, 2025, the Partnership recorded a net deferred tax asset of $1,875. The entity's net DTA decreased in the current year primarily due to current year activity in Japan. The deferred tax asset consists primarily of net operating losses in Japan and U.S. book-tax differences related to depreciation and accrued expenses. The difference between the effective tax rate and the U.S. federal statutory rate is primarily due to BGCF not being subject to federal income tax.

The Partnership has analyzed its tax positions with respect to applicable income tax issues for open tax years (in each respective jurisdiction) and determined that there were no material tax liabilities as of December 31, 2025. For the year ended December 31, 2025, the Partnership did not accrue any interest or penalties related to uncertain tax positions.

The Partnership has been included in BGCP's U.S. federal, state and local tax returns. BGCP is presently under a New York City UBT examination for the 2011 through 2017 years.

The following table discloses cash taxes paid by the Partnership for the year ended December 31, 2025.

Cash paid during the year for:		
U.S. income taxes	$	1,542
Japan income taxes		1,064
Total	**$**	**2,606**

8. Compensation

The Partnership awards BGC RSUs which vest into shares of BGC Class A common stock over a stated vesting schedule to employees. These awards generally vest over an 18 month to 10 year period. The fair value of RSUs held by the Partnership's employees is based on the market value of Class A common stock on the grant date, adjusted as appropriate based upon the award's ineligibility to receive dividends. The compensation expense is recognized ratably over the vesting period, taking into effect estimated forfeitures, and the unpaid balances are included in Payables to related parties in the Partnership's Consolidated Statement of Financial Condition.

The Partnership also awards RSU Tax Accounts, which are settled for cash and issued in connection with RSUs and are to cover any withholding taxes to be paid when the RSUs vest into shares of BGC Class A common stock. The RSU Tax Accounts vest over a stated vesting schedule. These awards generally vest over an 18 month to 10 year period. The compensation expense is recognized ratably over the vesting period, taking into effect estimated forfeitures and the present value of future cash liabilities, and the unpaid balances are included in Payables to related parties in the Partnership's Consolidated Statement of Financial Condition.

The Partnership may issue shares of BGC Class A common stock as compensation awards to employees, and records compensation expense for the grant date fair value of the shares issued, and the unpaid balances are included in Payables to related parties in the Partnership's Consolidated Statement of Financial Condition.

For the year ended December 31, 2025, the Partnership incurred compensation expense for dividend equivalents paid to and earned by employees on certain BGC RSUs and the unpaid balances are included in Payables to related parties in the Partnership's Consolidated Statement of Financial Condition.

9. Regulatory Requirements

As a registered broker-dealer, the Partnership is subject to the SEC's Uniform Net Capital Rule ("Rule 15c3-1"). The Partnership has elected to compute its net capital using the alternative method, which requires the maintenance of minimum net capital equal to the greater of $250 or 2% of aggregate debit balances included in SEC Customer Protection Rule ("Rule 15c3–3") arising from customer transactions, as defined. As a registered IB with the NFA, the Partnership is subject to Regulation 1.17 of the CFTC, which requires the Partnership to maintain minimum net capital equal to the greater of $45, or the amount of net capital required under Rule 15c3-1. At December 31, 2025, the Partnership had net capital of $29,850 which was $29,396 in excess of its required net capital.

The Partnership is required to perform a computation of the customer reserve requirements pursuant to Rule 15c3–3. As of December 31, 2025, the Partnership segregated cash of $8,400 in a special reserve account for the exclusive benefit of customers, which is included in Cash segregated under federal and other regulations in the Partnership's Consolidated Statement of Financial Condition.

The Partnership is also required to perform a computation of reserve requirements for Proprietary Accounts of Broker-Dealers ("PAB") pursuant to Rule 15c3-3. As of December 31, 2025, BGCF segregated cash of $2,500 into a special reserve account for the exclusive benefit of PAB customers which is included in Cash segregated under federal and other regulations in the Partnership's Consolidated Statement of Financial Condition.

The Partnership is also required in accordance with SEC Rule 17a-5(d)(2)(i) and CFTC 1.10(d)(2)(ii) to disclose any changes in liabilities subordinated to claims of general creditors. BGCF did not have any subordinated borrowings during the year ended December 31, 2025.

10. Financial Instruments and Off-Balance Sheet Risk

Guarantees – The Partnership is a member of various securities clearinghouses and exchanges. Under the standard membership agreement, members are required to guarantee the performance of other members and, accordingly, if another member becomes unable to satisfy its obligations

to the clearinghouse or exchange, all other members would be required to meet the shortfall. The Partnership's liability under these arrangements is not quantifiable and could exceed the cash and securities it has posted as collateral. However, the potential for the Partnership to be required to make payments under these arrangements is remote. Accordingly, no liability was required to be recorded in the Partnership's Consolidated Statement of Financial Condition.

Credit Risk – Credit risk arises from potential non-performance by counterparties. The Partnership has established policies and procedures to manage the exposure to credit risk, including for any receivables the Partnership may be collecting on behalf of affiliates. The Partnership maintains a credit approval process to limit exposure to counterparty risk and employ monitoring to control the counterparty risk for the matched principal businesses. The Partnership's account opening and counterparty approval process includes verification of key customer identification, anti-money laundering verification checks and a credit review of financial and operating data. The credit review process includes establishing an internal rating and any other information deemed necessary to make an informed credit decision, which may include financials, correspondence, due diligence calls and a visit to the entity's premises, as necessary.

Market Risk – Market risk refers to the risk that a change in the level of one or more market prices, rates, indices or other factors will result in losses for a specified position. The Partnership may allow certain of its desks to enter into unmatched principal transactions in the ordinary course of business and hold long and short inventory positions. These transactions are primarily for the purpose of facilitating clients' execution needs, adding liquidity to a market or attracting additional order flow. As a result, the Partnership may have market risk exposure on these transactions. The Partnership's exposure varies based on the size of its overall positions, the risk characteristics of the instruments held and the amount of time the positions are held before they are disposed of. All positions held longer than intra-day are marked-to-market.

The Partnership attempts to mitigate its market risk on these positions by risk limits, holding periods and hedging. However, there is no assurance that these procedures and limits will be effective at limiting unanticipated losses in the future. Adverse movements in the securities positions or a downturn or disruption in the markets for these positions could result in a substantial loss. In addition, principal gains and losses resulting from these positions could on occasion have a disproportionate effect, positive or negative, on the Partnership's Consolidated Statement of Financial Condition for any particular reporting period.

Operational Risk – In providing a comprehensive array of products and services, the Partnership may be exposed to operational risk. Operational risk may result from, but is not limited to, errors related to transaction processing, breaches of internal control systems and compliance requirements, fraud by employees or persons outside the Partnership or business interruption due to systems failures or other events.

Operational risk may also include breaches of the Partnership's technology and information systems resulting from unauthorized access to confidential information or from internal or external threats, such as cyber attacks. Operational risk also includes potential legal or regulatory actions that could arise as a result of noncompliance with applicable laws and/or regulatory requirements. In the case of an operational event, the Partnership could suffer a financial loss as well as reputational damage.

Foreign Currency Risk – The Partnership is exposed to risks associated with changes in foreign exchange rates. In addition, changes in the remeasurement of the Partnership's foreign currency

denominated financial assets and liabilities are recorded as part of its results of operations and fluctuate with changes in foreign currency rates. BGC monitors the net exposure in foreign currencies on a daily basis and hedges its exposure as deemed appropriate with highly rated major financial institutions.

11. Leases

The Partnership, acting as a lessee, has operating leases primarily relating to office space and office equipment. The leases have remaining lease terms of 0.5 years to 3.8 years, some of which include options to extend the leases in 1 to 3 year increments for up to 3 years. Renewal periods are included in the lease term only when renewal is reasonably certain, which is a high threshold and requires management to apply judgment to determine the appropriate lease term. Certain leases also include periods covered by an option to terminate the lease if the Partnership is reasonably certain not to exercise the termination option. The Partnership recognizes lease expense for its operating leases on a straight-line basis over the lease term and variable lease expense not included in the lease payment measurement is recognized as incurred. All leases were classified as operating leases as of December 31, 2025.

Pursuant to the accounting policy election, leases with an initial term of twelve months or less are not recognized on the balance sheet.

ASC 842, *Leases* requires BGCF to make certain assumptions and judgments in applying the guidance, including determining whether an arrangement includes a lease, determining the term of a lease when the contract has renewal or cancelation provisions, and determining the discount rate. The Partnership determines whether an arrangement is or includes a lease at contract inception by evaluating whether the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. If BGCF has the right to obtain substantially all of the economic benefits from, and can direct the use of, the identified asset for a period of time, the Partnership accounts for the identified asset as a lease.

The Partnership has elected the practical expedient to not separate lease and non-lease components for all leases other than real estate leases. The primary non-lease component that is combined with a lease component is operating expenses such as utilities, maintenance or management fees.

As the rate implicit in the lease is not usually available, the Partnership uses an incremental borrowing rate ("IBR") based on the information available at commencement date in determining the present value of lease payments. The Partnership has elected to use a portfolio approach for the IBR, applying corporate bond rates to the leases. The Partnership calculates the appropriate rates with reference to the lease term and lease currency. BGCF will use information available at the lease commencement date to determine the discount rate for any new leases.

As of December 31, 2025, the Partnership did not have any leases that have not yet commenced but that create rights and obligations.

Supplemental information related to the Partnership's operating leases is as follows:

	Classification in Consolidated Statement of Financial Condition		As of December 31, 2025
Assets			
Operating lease right-of-use-assets	Other assets	$	2,306
Liabilities			
Operating lease liabilities	Other liabilities	$	2,296
Weighted-average remaining lease term			
Operating leases (years)			2.7
Weighted-average discount rate			
Operating leases			3.9 %

The following table shows the Partnership's maturity analysis of its operating lease liabilities:

	Operating Leases
Years Ending December 31,	
2025	$ 970
2026	993
2027	435
2028	132
2029	—
Total	$ 2,530
Interest	(234)
Total	$ 2,296

The following table shows cash flow information, including supplemental noncash information, related to lease liabilities and lease transactions:

Cash paid for amounts included in the measurements of lease liabilities	Year Ended December 31, 2025
Operating cash flows from operating lease liabilities	$ 956

12. Segment and Geographic Reporting

The Partnership's operations consist of one reportable segment, brokerage services, because the Partnership is managed on a consolidated basis. The primary activities of the Partnership's brokerage services segment include inter-dealer brokering of various fixed income securities, repurchase agreements, credit derivatives, mortgage backed securities, equities and asset backed

swaps. As of December 31, 2025 the Partnership has identified BGC's Co-Chief Executive Officers as the chief operating decision maker ("CODM"). Net loss is the measure of segment loss most consistent with U.S. GAAP that is regularly reviewed by the CODM to assess financial performance and allocate resources. In evaluating performance and making operating decisions, the CODM reviews net loss to set budgets, evaluate margins, review financial results, and to make decisions regarding reinvesting in the business and pursuing other capital deployment activities. The Partnership's business is based on the products and services provided and reflects the manner in which financial information is evaluated by the CODM.

As of December 31, 2025, the Partnership had total assets of $307,431. See the Partnership's statement of financial condition for more information.

Information regarding long-lived assets (defined as loans, forgivable loans and other receivables from employees and partners, net; fixed assets, net; ROU asset; rent and other deposits) in the applicable geographic area as of December 31, 2025 is as follows:

Long-lived assets:	December 31, 2025
Americas	$ 9,221
APAC	$ 4,269

13. Subsequent Events

The Partnership has evaluated subsequent events through the date the Consolidated Statement of Financial Condition was issued. There have been no additional material subsequent events that would require recognition in this Consolidated Statement of Financial Condition or disclosure in the notes to the Consolidated Statement of Financial Condition.